Insider transaction detail - View details for insider

Transactions sorted by	: Insider
Insider family name	: FERGUSON ( Starts with )
Given name	: DAVID ( Starts with )
Filing date range	: September 8, 2005 - September 8, 2005
Equity securities	: Common Shares
Issuer derivatives	: Options

Insider name:	Ferguson, David Charles

Legend:

O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:
The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Common Shares

546441	2005-08-30	2005-09-08	Direct Ownership:	10 - Acquisition or disposition in the public market	-2,400	6.3000 USD	116,600

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
546442	2005-08-31	2005-09-08	Direct Ownership :	10 - Acquisition or disposition in the public market	-4,900	6.3000 USD	111,700
546443	2005-09-01	2005-09-08	Direct Ownership :	10 - Acquisition or disposition in the public market	-25,700	6.3300 USD	86,000
546447	2005-09-01	2005-09-08	Direct Ownership :	10 - Acquisition or disposition in the public market	-21,400	6.3192 USD	64,600
546448	2005-09-01	2005-09-08	Direct Ownership :	10 - Acquisition or disposition in the public market	-14,700	6.3024 USD	49,900
546453	2005-09-01	2005-09-08	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,900	6.3027 USD	39,000
546456	2005-09-01	2005-09-08	Direct Ownership :	10 - Acquisition or disposition in the public market	-20,000	6.3000 USD	19,000
546462	2005-09-07	2005-09-08	Direct Ownership :	51 - Exercise of options	+200,000	0.5500	219,000
Security designation: Options (Common Shares)

546461	2005-09-07	2005-09-08	Direct Ownership :	51 - Exercise of options	-200,000	0.5500	290,000			2006-06-01	Common Shares	-200,000	290,000